www.merge.com

December 4, 2014

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Patrick Gilmore
Accounting Branch Chief

Re:	Merge Healthcare Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed October 29, 2014
Form 8-K Furnished on October 29, 2014, July 30, 2014, April 30, 2014 and February 20, 2014
File No. 001-33006

Dear Mr. Gilmore:

On behalf of Merge Healthcare Incorporated (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 20, 2014, (the “Comment Letter”) relating to the Form 10-K for the fiscal year ended December 31, 2013 filed by the Company on March 14, 2014, the Form 10-Q for the Quarterly Period Ended September 30, 2014, filed by the Company on October 29, 2014, and the forms 8-K furnished by the Company on October 29, 2014, July 30, 2014, April 30, 2014 and February 20, 2014.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Form 10-K for Fiscal Year Ended December 31, 2013

Consolidated Financial Statements

Note (2) Accounts Receivable, page 50

1. We note that you recorded a $12.1 million charge primarily due to uncollectible billings from customer contracts obtained through acquisitions and of this charge $7.9 million related to a change in estimate. Please describe, in greater detail, the nature of the charge and the circumstances that that led to the change in estimate. As part of your response, tell us when the related acquisitions occurred and how the collectability of the billings was considered at the time of the acquisitions.

Company Response: From March 2010 through March 2012, the Company acquired either certain assets or the entirety of 9 businesses, including one significant acquisition, AMICAS, Inc. on April 28, 2010 (for $224 million of consideration).  As part of accounting for the acquisitions in accordance with ASC Topic No. 805, Business Combinations, the Company performed a fair value assessment of acquired receivables and remaining contract billings based on review and input from the acquired entity accounting staff, customer payment history and external sources such as Dun & Bradstreet.  During 2012, the Company began to notice a deterioration of the aging of invoices related to customers from these acquisitions, the majority of which related to AMICAS, Inc.  The invoices were generated in accordance with contract terms and were dated both pre-acquisition and post-acquisition.  The Company maintains both specific and general reserves as part of its overall allowance for doubtful accounts and reviews these on a quarterly basis.  The majority of the charges recorded for doubtful accounts in the first three quarters of 2012 related to specific reserves identified in the Company’s quarterly analysis.  During the fourth quarter,  a trend of two consecutive quarters of deterioration in the overall accounts receivable aging was identified, and the Company performed an analysis to stratify the population and collection experience resulting in a revised accounting estimate for the general allowance for doubtful accounts.  The change in estimate was made in the fourth quarter of 2012 based on the new information arising from the analysis and the resulting $7.9 million income statement charge was recorded during the period.

350 N. Orleans Street, 1st Floor  |  Chicago, IL  60654  |  P: 312.565.6868  |  F: 312.565.6870

www.merge.com

Controls and Procedures, page 69

2. We note that you have concluded that your disclosure controls and procedures were effective at December 31, 2013 and that you enhanced the control environment in the Merge DNA segment surrounding contract completeness during the quarter. Please address the following:

•	Tell us how you concluded that you did not have a material weakness at December 31, 2013 related to the misstatement of your backlog disclosures. In this regard, we note that you did not discover the misstatement of backlog until January 2014.

•	Tell us specifically when the changes to your internal control environment were made during the quarter and how you considered this timing in evaluating the effectiveness of your disclosure controls and procedures.

Company Response:  The Company initially identified an issue with respect to possible falsification of the existence or amount of certain customer contracts in the Company’s eClinical business (which primarily comprises the Merge DNA segment) in the fourth quarter of 2013.  Upon identification, the Company’s senior management conducted a preliminary internal investigation and reported its findings to the Audit Committee of the Company’s Board of Directors in November 2013. Immediately upon reporting the findings of the preliminary internal investigation to the Audit Committee, senior management commenced enhancing the design of controls surrounding additional, non-GAAP information, such as backlog, which is required by Item 101(c)(1)(viii) of Regulation S-K.  At the same time, the Audit Committee authorized an independent investigation by outside counsel, Jenner & Block LLP, and Alvarez & Marsal Global Forensic and Dispute Services, LLC, a forensic accounting firm to confirm the findings of senior management’s preliminary internal investigation. The Company announced the findings of that independent investigation on January 8, 2014, promptly following the independent investigation’s conclusion.

The specific changes to the Company’s internal control environment that were made during the fourth quarter consisted of the Company expanding its procedures surrounding contract completeness to reconcile the order fulfillment application (within the general ledger business system) with the contract tracking platform on a contract-by-contract basis for the eClinical business for orders containing the eClinical OS software solution (“eCOS”).  eCOS was a new software solution introduced by the eClinical business in the second quarter of 2012.  The falsified contracts were all associated with eCOS.  Contracts for all other eClinical solutions were already being reconciled in this manner in 2013.  Because the change was made during the fourth quarter of 2013, senior management considered the effect of the change in evaluating the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2013.  The enhanced control occurs quarterly, which the Company tested and evaluated to be effective as of December 31, 2013.  No additional changes were made to this control during the first quarter of 2014 as a result of the conclusion of the independent investigation.

350 N. Orleans Street, 1st Floor  |  Chicago, IL  60654  |  P: 312.565.6868  |  F: 312.565.6870

www.merge.com
Form 10-Q for the Quarterly Period Ended September 30, 2014

Condensed Consolidated Financial Statements

Note (6) Debt, page 8

3. Your disclosure indicates that you are accounting for the April 2014 Term Loan in part as a debt extinguishment and in part as a modification. Please tell us the information considered when determining your accounting and refer to the specific authoritative guidance considered in your analysis. As part of your response, please tell us how you considered the fact that the lenders in the Term Loan issued in April 2013 are different from the lenders for the April 2014 Term Loan when accounting for this in part as a modification.

Company Response: Under the April 2013 Term Loan, twenty lenders were party to the agreement, including Guggenheim Investment Management LLC, which is affiliated with Guggenheim Corporate Funding, LLC (“Guggenheim”), which accounted for $45 million of the $250 million balance (comprised of the 2013 Term Loan balance of $230 million and unused revolver of $20 million). In contrast, the April 2014 Term Loan had very few participants, primarily Guggenheim, which either directly owned lending companies or had independent power to manage investments (i.e. substance over form) for such companies.  The Company applied ASC 470-50-40 in accounting for the April 2014 Term Loan as it did not consider the refinancing to be a Troubled Debt Restructuring.  One of the primary considerations under ASC 470-50-40 is whether the debt refinancing should be viewed as a modification or an extinguishment of debt. In this case, the Company first compared the list of lenders under the April 2013 Term Loan to the lenders under the April 2014 Term Loan and found that Guggenheim was the only carryover lender. Therefore, Guggenheim was viewed to have increased the amount of its loans from $45 million in the April 2013 Term Loan to $205 million in the April 2014 Term Loan.

ASC 470-50-40-6 through 40-12 provides a test for determining whether cash flows have “substantially different terms” such that a debt instrument has been extinguished (rather than modified) for accounting purposes.   A ten percent test is prescribed to determine this.  The ten percent test is applied to each carryover lender separately.  In this case, Guggenheim is the only carryover lender.  The results of the test indicated a less than ten percent change in the present value of cash flows, which meant the modification was not substantial for the rollover money leading to the conclusion that the debt refinancing was to be accounted for as a debt modification.  The Company treated the $250 million balance of the 2013 credit facility as 18%, or $45 million, modified and 82%, or $205 million, extinguished.

Forms 8-K Furnished on October 29, 2014, July 30, 2014, April 30, 2014 and February 20, 2014

4. Please revise your disclosures in future filings to eliminate all references to “pro forma”. The information you have presented throughout the earnings release should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is different than your presentation.

350 N. Orleans Street, 1st Floor  |  Chicago, IL  60654  |  P: 312.565.6868  |  F: 312.565.6870

www.merge.com
Company Response: The Company will comply and eliminate all references to “pro forma” in future filings, except where required by GAAP and Commission rules.

5. We note your disclosure of pro forma net sales and pro forma operating group results. Please tell us how you considered Item 10(e)(1)(i)(B) of Regulation S-K which requires a reconciliation from GAAP to non-GAAP measures.

Company Response: The Company believes that it has considered and appropriately applied Item 10(e)(1)(i)(B) of Regulation S-K and disclosed GAAP net sales and pro forma net sales in its financial summary of results as follows:

•	Within the Financial Summary section of the respective furnished press releases discussing quarterly financial results, the Company includes a comparison of GAAP net sales and pro forma net sales;
•	Under the section Explanation of Non-GAAP Financial Measures, the Company provides a description of what comprises the difference from GAAP net sales to pro forma net sales; and
•	Within the table Reconciliation of Net Income (Loss) Available to Common Shareholders to Adjusted EBITDA, the Company provides a separate line with respect to the amount comprising the difference for both acquisition-related sales and acquisition-related cost of sales adjustments. The acquisition-related sales and cost of sales adjustments are all related to the Merge Healthcare operating group.

The Company acknowledges the current format of disclosure will change going forward based on its response to question 4 above and will revise its disclosure in future earnings releases to provide for a separate reconciliation of all non-GAAP measures to GAAP.

Further, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact me at 262-912-3412.

Sincerely,

/s/ Steve Oreskovich

Steve Oreskovich
Chief Financial Officer

cc:            Justin Dearborn (Chief Executive Officer)

350 N. Orleans Street, 1st Floor  |  Chicago, IL  60654  |  P: 312.565.6868  |  F: 312.565.6870